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April 18, 2012

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Alderon Iron Ore Corp.

Re: Alderon Iron Ore Corp. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 18, 2012, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

KPMG LLP

Chartered Accountants